UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: August 09, 2018	By:	/s/ Dr. Gao Yonggang
	Name:	Dr. Gao Yonggang
	Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司*

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2018

▪    Revenue was $890.7 million in 2Q18, an increase of 7.2% QoQ from $831.0 million in 1Q18 and an increase of 18.6% YoY from $751.2 million in 2Q17. Excluding the recognition of the technology licensing revenue (the “Licensing Revenue”), revenue was $837.9 million in 2Q18, an increase of 15.8% QoQ from $723.4 million in 1Q18 and an increase of 11.5% YoY from $751.2 million in 2Q17.

▪    Gross profit was $217.8 million in 2Q18, compared to $220.2 million in 1Q18 and $194.1 million in 2Q17. Excluding the recognition of the Licensing Revenue, gross profit was $165.0 million in 2Q18, compared to $112.6 million in 1Q18 and $194.1 million in 2Q17.

▪    Gross margin was 24.5% in 2Q18, compared to 26.5% in 1Q18 and 25.8% in 2Q17. Excluding the recognition of the Licensing Revenue, gross margin was 19.7% in 2Q18, compared to 15.6% in 1Q18 and 25.8% in 2Q17.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on August 9, 2018, in relation to its unaudited results for the three months ended June 30, 2018.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with IFRS unless otherwise stated below.

Shanghai, China – August 9, 2018. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC”, the “Company” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2018.

Third Quarter 2018 Guidance:

The following statements are forward looking statements based on current expectations and involved risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

▪	Revenue to decrease by 4% to 6% QoQ. Excluding the technology licensing revenue recognized in 2Q18, revenue to be flat to up by 2% QoQ.
▪	Gross margin to range from 19% to 21%.

▪

Non-GAAP operating expenses, excluding the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters, to range from $232 million to $238 million.

▪	Non-controlling interests of our majority-owned subsidiaries to range from positive $19 million to positive $21 million (losses to be borne by non-controlling interests).

Dr. Zhao Haijun and Dr. Liang Mong Song, SMIC’s Co-Chief Executive Officers commented, “SMIC is in a period of transition and preparation. We are making encouraging progress in advancing our technology, building up our technology platforms, and forging partnerships. At the same time, we are on track to grow high-single digits annual revenue as demand and utilizations recovered in the second quarter. In the second quarter, our revenue from the China region when excluding the technology license revenue grew 14% sequentially and 38% year over year. As the preferred foundry partner in China, we are positioned to benefit from the growth opportunities of the China IC market.

We are pleased to say that we have achieved significant progress on our 14nm FinFET development. The R&D of our first version of FinFET technology is now ready for business engagement. In addition to our 28nm PolySiON and HKC, our HKC+ technology development is now complete. Our 28nm HKC continues to ramp up, as its yield meets industry benchmark. Moreover, we will continue to expand and enhance both our mature and advanced technology platforms to provide comprehensive and competitive services.”

Conference Call / Webcast Announcement

Date: August 10, 2018

Time: 8:30 a.m. Beijing time

Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-5572-3895	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/en/site/company_activity or https://edge.media-server.com/m6/p/pmqpyy3p.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2018 Guidance”, “Capex Summary” and the statements contained in the quotes of our Co-Chief Executive Officers are based on SMIC's current assumptions, expectations and projections about future events. SMIC uses words like "believe," "anticipate," "intend," "estimate," "expect," "project," "target" and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC's senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition in the semiconductor industry, SMIC's reliance on a small number of customers, timely wafer acceptance by SMIC's customers, timely introduction of new technologies, SMIC's ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets, orders or judgments from pending litigation, intensive intellectual property litigation in semiconductor industry, general economic conditions and fluctuations in currency exchange rates.

In addition to the information contained in this press release, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2018, especially in the "Risk Factors" section and such other documents that we may file with the SEC or The Hong Kong Stock Exchange Limited ("SEHK") from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax benefits and expenses, the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. This earnings release also includes third quarter 2018 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA, EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group's financial measures prepared in accordance with IFRS. The Group's non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group's business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Second Quarter 2018 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q18	1Q18	QoQ	2Q17	YoY
Revenue	890,713	831,044	7.2%	751,193	18.6%
Cost of sales	(672,880)	(610,868)	10.2%	(557,061)	20.8%
Gross profit	217,833	220,176	-1.1%	194,132	12.2%
Operating expenses	(198,697)	(177,914)	11.7%	(172,500)	15.2%
Profit from operations	19,136	42,262	-54.7%	21,632	-11.5%
Other income (expense), net	14,955	776	1827.2%	14,540	2.9%
Profit before tax	34,091	43,038	-20.8%	36,172	-5.8%
Income tax expense	(2,426)	(15,958)	-84.8%	(2,856)	-15.1%
Profit for the period	31,665	27,080	16.9%	33,316	-5.0%
Other comprehensive income (loss):
Exchange differences on translating foreign operations	(18,510)	18,384	-	6,296	-
Change in value of available-for-sale financial assets	-	-	-	(1,050)	-
Cash flow hedges	16,831	17,881	-5.9%	5,879	186.3%
Actuarial gains or losses on defined benefit plans	767	(39)	-	(112)	-
Others	-	-	-	(131)	-
Total comprehensive income for the period	30,753	63,306	-51.4%	44,198	-30.4%

Profit (loss) for the period attributable to:
Owners of the Company	51,599	29,377	75.6%	36,271	42.3%
Non-controlling interests	(19,934)	(2,297)	767.8%	(2,955)	574.6%
Profit for the period	31,665	27,080	16.9%	33,316	-5.0%

Gross margin	24.5%	26.5%		25.8%

Earnings per ordinary share(1) Basic	$0.01	$0.01		$0.01
Diluted	$0.01	$0.01		$0.01
Earnings per ADS(2) Basic	$0.05	$0.03		$0.04
Diluted	$0.05	$0.03		$0.04
Wafers shipped (in 8” equivalent wafers)	1,258,336	1,083,630		1,014,158
Capacity utilization(3)	94.1%	88.3%		85.7%

Note:

(1)

Based on weighted average ordinary shares of 4,932 million (basic) and 5,340 million (diluted) in 2Q18, 4,918 million (basic) and 4,962 million (diluted) in 1Q18, and 4,650 million (basic) and 5,061 million (diluted) in 2Q17.

(2)	Each ADS represents 5 ordinary shares.
(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

▪

Revenue increased by 7.2% QoQ from $831.0 million in 1Q18 to $890.7 million in 2Q18, including the recognition of the technology licensing revenue of $52.8 million (the “Licensing Revenue”). The technology licensing internally developed and not capitalized was authorized to a related party (an associate of the Group) with no related cost of sales recognized by the Group in 2Q18.

▪	Revenue increased by 15.8% QoQ from $723.4 million in 1Q18 to $837.9 million excluding the effect of the Licensing Revenue in 2Q18, mainly due to an increase in wafer shipment in 2Q18.

▪	Cost of sales was $672.9 million in 2Q18, an increase of 10.2% QoQ from $610.9 million in 1Q18, mainly due to the increase in wafer shipment and product-mix change in 2Q18.

▪

Gross profit was totally $217.8 million in 2Q18, compared to $220.2 million in 1Q18. Excluding the recognition of the Licensing Revenue, gross profit was $165.0 million in 2Q18, compared to $112.6 million in 1Q18.

▪

Gross margin was 24.5% in 2Q18, compared to 26.5% in 1Q18. Excluding the recognition of the Licensing Revenue, gross margin was 19.7% in 2Q18, compared to 15.6% in 1Q18, primarily due to increased utilization and product-mix change in 2Q18.

▪	Operating expenses were $198.7 million in 2Q18, an increase of 11.7% QoQ from $177.9 million in 1Q18, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

▪	Other income (expense), net was $15.0 million gain in 2Q18, as compared to $0.8 million gain in 1Q18. The change was mainly due to the reasons stated in Other Income (Expense), Net below.

▪

Income tax expense was $2.4 million in 2Q18, as compared to income tax expense of $15.9 million in 1Q18. The change was mainly due to less Licensing Revenue recognized in 2Q18 decreasing the income tax of subsidiary.

▪

Exchange differences on translating foreign operations were $18.5 million loss in 2Q18 and $18.4 million gain in 1Q18. The change was mainly due to the translation difference from the subsidiaries using RMB as the functional currency caused by the depreciation of RMB against USD.

▪	Non-controlling interests were $20.0 million losses in 2Q18, as compared to $2.3 million losses in 1Q18, mainly due to product-mix change in the majority-owned subsidiaries in 2Q18.

Analysis of Revenue

Revenue Analysis
By Application	2Q18	1Q18	2Q17
Computer	5.7%	6.8%	6.0%
Communications	40.3%	33.6%	43.7%
Consumer	37.1%	35.6%	37.4%
Auto/Industrial	7.4%	8.5%	8.1%
Others(3)	9.5%	15.5%	4.8%
By Service Type	2Q18	1Q18	2Q17
Wafers	90.0%	83.5%	96.8%
Mask making, testing, others(3)	10.0%	16.5%	3.2%
By Geography	2Q18	1Q18	2Q17
North America	33.0%	28.6%	41.8%
China(1)	58.6%	62.4%	45.3%
Eurasia(2)	8.4%	9.0%	12.9%
Wafer Revenue Analysis
By Technology	2Q18	1Q18	2Q17
28 nm	8.6%	3.2%	6.6%
40/45 nm	17.5%	21.7%	19.1%
55/65 nm	24.2%	20.9%	23.6%
90 nm	1.2%	3.8%	1.4%
0.11/0.13 µm	7.6%	7.6%	17.1%
0.15/0.18 µm	37.1%	38.9%	29.4%
0.25/0.35 µm	3.8%	3.9%	2.8%

Note:

(1)	Including Hong Kong, but excluding Taiwan
(2)	Excluding China and Hong Kong
(3)	Including the recognized technology licensing revenue of $52.8 million, 5.9% of total revenue in 2Q18 and $107.6 million, 12.9% of total revenue in 1Q18.

Capacity*

Fab	2Q18	1Q18
Shanghai 200mm fab	108,000	109,000
Shanghai 300mm fab	38,250	38,250
Beijing 300mm fab	96,750	103,500
Tianjin 200mm fab	50,000	50,000
Shenzhen 200mm fab	35,000	35,000
Shenzhen 300mm fab	6,750	6,750
Majority-owned Beijing 300mm fab	72,000	65,250
Majority-owned Avezzano 200mm fab	42,325	40,000
Total monthly wafer fabrication capacity	449,075	447,750

Note:

*	Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

▪	Monthly capacity was 449,075 8-inch equivalent wafers in 2Q18 from 447,750 8-inch equivalent wafers in 1Q18, primarily because of a product-mix change in 2Q18.

Shipment and Utilization

8” equivalent wafers	2Q18	1Q18	QoQ	2Q17	YoY
Wafer shipments	1,258,336	1,083,630	16.1%	1,014,158	24.1%
Utilization rate(1)	94.1%	88.3%	-	85.7%	-

Note:

(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q18	1Q18	QoQ	2Q17	YoY
Cost of sales	672,880	610,868	10.2%	557,061	20.8%
Depreciation	211,284	195,171	8.3%	171,814	23.0%
Other manufacturing costs	460,440	414,874	11.0%	384,033	19.9%
Share-based compensation	1,156	823	40.5%	1,214	-4.8%
Gross profit	217,833	220,176	-1.1%	194,132	12.2%
Gross margin	24.5%	26.5%	-	25.8%	-

▪	Cost of sales was $672.9 million in 2Q18, an increase of 10.2% QoQ from $610.9 million in 1Q18, mainly due to the increase in wafer shipment and product-mix change in 2Q18.

▪	Depreciation within the cost of sales increased by 8.3% to $211.3 million in 2Q18, compared to $195.2 million in 1Q18.

▪	Other manufacturing costs within the cost of sales increased by 11.0% to $460.4 million in 2Q18, compared to $414.9 million in 1Q18.

▪

Gross profit was totally $217.8 million in 2Q18, compared to $220.2 million in 1Q18. Excluding the recognition of the Licensing Revenue, gross profit was $165.0 million in 2Q18, compared to $112.6 million in 1Q18.

▪

Gross margin was 24.5% in 2Q18, compared to 26.5% in 1Q18. Excluding the recognition of the Licensing Revenue, gross margin was 19.7% in 2Q18, compared to 15.6% in 1Q18, primarily due to increased utilization and product-mix change in 2Q18.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q18	1Q18	QoQ	2Q17	YoY
Operating expenses	198,697	177,914	11.7%	172,500	15.2%
Research and development, net	147,177	122,995	19.7%	111,158	32.4%
General and administrative	48,801	51,506	-5.3%	54,199	-10.0%
Selling and marketing	8,139	8,513	-4.4%	9,441	-13.8%
Other operating income	(5,420)	(5,100)	6.3%	(2,298)	135.9%

▪

R&D expenses increased by $24.2 million QoQ to $147.2 million in 2Q18, compared to $123.0 million in 1Q18. Excluding the funding of R&D contracts from the government, R&D expenses increased by $22.1 million QoQ to $164.1 million in 2Q18. The change was mainly due to higher level of R&D activities in 2Q18. Funding of R&D contracts from the government was $19.0 million in 2Q18, compared to $16.9 million in 1Q18.

Other Income (Expense), Net

Amounts in US$ thousands	2Q18	1Q18	QoQ	2Q17	YoY
Other income (expense), net	14,955	776	1827.2%	14,540	2.9%
Interest income	12,640	12,855	-1.7%	6,655	89.9%
Finance costs	(10,645)	(13,525)	-21.3%	(9,549)	11.5%
Foreign exchange gains or losses	10,490	(4,221)	-	(7,399)	-
Other gains or losses, net	4,375	2,324	88.3%	27,120	-83.9%
Share of (loss) gain of investment accounted for using equity method	(1,905)	3,343	-	(2,287)	-16.7%

▪

Foreign exchange gains or losses were mainly due to the net impact of cash flow hedging and the depreciation of RMB against USD in 2Q18. Foreign monetary assets mainly consist of cash and cash equivalent and trade and other receivables in RMB. Foreign monetary liabilities mainly consist of borrowings, medium-term notes and trade and other payables in RMB.

▪	The change in other gains or losses, net was mainly due to the higher net gain arising from financial instruments at fair value through profit or loss.

Depreciation and Amortization

Amounts in US$ thousands	2Q18	1Q18	QoQ	2Q17	YoY
Depreciation and amortization	267,528	268,516	-0.4%	241,045	11.0%

Liquidity

Amounts in US$ thousands	2Q18	1Q18
Cash and cash equivalent	1,414,260	1,008,483
Restricted cash - current	349,974	311,550
Derivative financial instruments	8,931	17,441
Financial assets at fair value through profit or loss - current	60,412	105,693
Financial assets at amortised cost	1,235,633	1,165,930
Trade and other receivables	919,490	783,450
Prepayment and prepaid operating expenses	46,754	56,881
Inventories	697,021	699,820
Assets classified as held-for-sale	18,546	26,704
Total current assets	4,751,021	4,175,952

Current tax liabilities	6,065	16,405
Derivative financial instruments	2,541	11
Accrued liabilities	136,677	137,284
Deferred government funding	188,981	197,598
Medium-term notes - current	225,996	-
Short-term borrowings	781,134	523,434
Contract liabilities	66,404	52,761
Trade and other payables	949,440	950,125
Other liabilities	45,101	42,267
Total current liabilities	2,402,339	1,919,885

Cash Ratio(1)	0.6x	0.5x
Quick Ratio(2)	1.7x	1.8x
Current Ratio(3)	2.0x	2.2x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.
(2)	Current assets excluding inventories divided by total current liabilities
(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	2Q18	1Q18
Cash and cash equivalent	1,414,260	1,008,483
Financial assets at fair value through profit or loss - current(1)	60,412	105,693
Financial assets at amortised cost(2)	1,235,633	1,165,930

Short-term borrowings	781,134	523,434
Long-term borrowings	1,532,739	1,740,722
Medium-term notes	225,996	237,604
Convertible bonds	410,819	407,074
Corporate bonds	497,609	497,144
Total debt	3,448,297	3,405,978

Net debt(3)	737,992	1,125,872
Equity	7,614,756	6,789,028
Total debt to equity ratio(4)	45.3%	50.2%
Net debt to equity ratio(5)	9.7%	16.6%

Note:

(1)	Financial assets at fair value through profit or loss – current mainly contains financial products sold by bank.
(2)	Financial assets at amortised cost mainly contains bank deposits over 3 months.
(3)	Net debt is total debt minus cash and cash equivalent, financial assets at fair value through profit or loss and financial assets at amortised cost.
(4)	Total debt divided by equity.

(5)	Net debt divided by equity.

Cash Flow

Amounts in US$ thousands	2Q18	1Q18
Net cash from operating activities	110,731	94,684
Net cash used in investing activities	(647,929)	(963,712)
Net cash from financing activities	958,474	9,490
Effect of exchange rate changes	(15,499)	29,721
Net change in cash and cash equivalent	405,777	(829,817)

Capex Summary

n	Capital expenditures were $558.7 million in 2Q18, compared to $322.2 million in 1Q18.

n

The planned 2018 capital expenditures for foundry operations are approximately $2.3 billion, of which approximately $1.3 billion are expected to be spent for the expansion of capacity in our majority-owned Beijing 300mm fab, Tianjin 200mm fab and Shanghai 300mm fab and approximately $0.4 billion is mainly expected to be used for R&D equipment.

n	The planned 2018 capital expenditures for non-foundry operations are approximately $136.7 million, mainly for the construction of employee’s living quarters.

Recent Highlights and Announcements

●	Revision of the Existing Annual Caps for Continuing Connected Transactions in Relation to Framework Agreement (2018-07-25)
●	Change of Registered Office in the Cayman Islands (2018-07-25)
●	2017 Corporate Social responsibility Report (2018-07-25)
●	Centralised Fund Management Agreement and Framework Agreement with Semiconductor Manufacturing South China Corporation (2018-07-13)
●	Notification of Board Meeting (2018-07-10)
●	Connected Transaction in Relation to the Subscription of the Oriented Debt Financing Instrument (2018-07-06)
●	List of Directors and Their Roles and Functions (2018-07-03)
●	Resignation of Vice Chairman and Non-executive Director (2018-07-03)
●	Poll Results of Extraordinary General Meeting Held on 22 June 2018 (2018-06-22)
●	List of Directors and Their Roles and Functions (2018-06-22)
●

(1)Poll Results of the Annual General Meeting Held on 22 June 2018 (2)Retirement of Independent Non-executive Directors and (3)Appointment of Independent Non-executive Directors, Chairman of Audit Committee, Member of Compensation Committee, Members of Nomination Committee and Member of Strategic Advisory Committee (2018-06-22)

●	6th Anniversary of "SMIC Liver Transplant Program" - Cumulative Donation Exceeding RMB 21 Million and Over 350 Children Saved (2018-06-12)
●	Closure of Register of Members (2018-06-01)

●	(1)Grant of Share Options and (2) Non-exempt Connected Transactions- Proposed Grant of Restricted Share Units to Directors (2018-05-23)
●	Grant of Options (2018-05-23)
●	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-05-21)
●	Notice of Extraordinary General Meeting (2018-05-21)
●	Notice of Annual General Meeting (2018-05-21)
●	Circulars - Notification Letter for Registered Shareholders (2018-05-21)
●	Circulars - (1) Non-exempt Connected Transactions the Datang Subscription and the China IC Fund Subscription and (2) Notice of Extraordinary General Meeting (2018-05-21)
●	Form of Proxy for Use at the Extraordinary General Meeting to be Held on 22 June 2018 (2018-05-21)
●	Form of Proxy for Use at the Annual General Meeting to be Held on 22 June 2018 (2018-05-21)
●	Circulars - (1) Re-election of Directors (2) Proposed General Mandate to Issue and Repurchase Shares and (3) Notice of Annual General Meeting (2018-05-21)
●	SMIC Reports Unaudited Results for the Three Months Ended March 31, 2018 (2018-05-09)
●	Connected Transaction in Relation to Entering Into Partnership Agreement for the Establishment of IPV Capital Global Technology Fund (2018-05-03)
●	Circulars - Notification Letter and Request Form for Non-registered Shareholders (2018-04-27)
●	Circulars - Notification Letter for Registered Shareholders (2018-04-27)
●	Circulars - Notification Letter and Change Request Form to Registered Holders (2018-04-27)
●	Circulars - Letter and Reply Form to New Registered Shareholders - Election of Means of Receipt and Language of Corporate Communication (2018-04-27)
●	2017 Annual Report (2018-04-27)
●	Non-exempt Connected Transactions the Datang Subscription and the China IC Fund Subscription (2018-04-24)
●	Notification of Board Meeting (2018-04-12)

Please visit SMIC’s website at

http://www.smics.com/en/site/news and http://www.smics.com/en/site/comapny_statutoryDocuments for further details regarding the recent announcements.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

	For the three months ended
	June 30, 2018	March 31, 2018
	(Unaudited)	(Unaudited)

Revenue	890,713	831,044
Cost of sales	(672,880)	(610,868)
Gross profit	217,833	220,176
Research and development expenses, net	(147,177)	(122,995)
General and administration expenses	(48,801)	(51,506)
Sales and marketing expenses	(8,139)	(8,513)
Other operating income (expense), net	5,420	5,100
Operating expenses	(198,697)	(177,914)
Profit from operations	19,136	42,262
Other income (expense), net	14,955	776
Profit before tax	34,091	43,038
Income tax expense	(2,426)	(15,958)
Profit for the period	31,665	27,080
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(18,510)	18,384
Cash flow hedges	16,831	17,881
Items that will not be reclassified to profit or loss
Actuarial gains and losses on defined benefit plans	767	(39)
Total comprehensive income for the period	30,753	63,306
Profit (loss) for the period attributable to:
Owners of the Company	51,599	29,377
Non-controlling interests	(19,934)	(2,297)
	31,665	27,080
Total comprehensive income (loss) for the period attributable to:
Owners of the Company	51,047	64,704
Non-controlling interests	(20,294)	(1,398)
	30,753	63,306

Earnings per share
Basic	$0.01	$0.01
Diluted	$0.01	$0.01
Earnings per ADS
Basic	$0.05	$0.03
Diluted	$0.05	$0.03

Shares used in calculating basic earnings per share	4,932,093,621	4,918,448,675
Shares used in calculating diluted earnings per share	5,340,408,020	4,961,933,491

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(217,311)	(195,993)
EBITDA(2)	312,264	325,079
EBITDA margin(2)	35.1%	39.1%

Note:

(1)

Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding, impairment loss of machinery and equipment, gain or loss on the disposal of machinery and equipment and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In US$ thousands except share data)

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2018	March 31, 2018	June 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(198,697)	(177,914)	(172,500)
Employee bonus accrued	2,916	4,665	3,428
Government funding	(21,162)	(21,561)	(18,702)
Impairment loss of machinery and equipment	443	-	-
Loss on the disposal of machinery and equipment	890	497	989
Gain from the disposal of living quarters	(1,701)	(1,680)	(384)
Non-GAAP operating expenses	(217,311)	(195,993)	(187,169)

(2)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. EBITDA margin is defined as EBITDA divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2018	March 31, 2018	June 30, 2017
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	31,665	27,080	33,316
Finance costs	10,645	13,525	9,549
Depreciation and amortization	267,528	268,516	241,045
Income tax expense	2,426	15,958	2,856
EBITDA	312,264	325,079	286,766
Profit margin	3.6%	3.3%	4.4%
EBITDA margin	35.1%	39.1%	38.2%

(3)

The new IFRS 9 standard, effective on January 1, 2018, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. As the adoption of IFRS 9, the Group recognized the changes in value of available-for-sale instruments (“AFS”) through profit or loss and reclassified the opening balance of fair value of AFS from its reserve to retained earnings in 1Q18.

(4)

The new IFRS 15 standard, effective on January 1, 2018, establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a modified retrospective approach. The changes of the accounting policies have no significant impact on the Group’s Consolidated Statement of Profit or Loss.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

	As of
	June 30, 2018	March 31, 2018
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	6,867,740	6,584,938
Land use right	92,084	92,621
Intangible assets	159,491	208,466
Investments in associates	879,593	786,799
Investments in joint ventures	19,645	27,261
Deferred tax assets	45,612	44,300
Financial assets at fair value through profit or loss	36,788	25,381
Derivative financial instruments	14,611	60,140
Restricted cash	8,528	13,826
Other assets	8,736	10,282
Total non-current assets	8,132,828	7,854,014
Current assets
Inventories	697,021	699,820
Prepayment and prepaid operating expenses	46,754	56,881
Trade and other receivables	919,490	783,450
Financial assets at fair value through profit or loss	60,412	105,693
Financial assets at amortised cost	1,235,633	1,165,930
Derivative financial instruments	8,931	17,441
Restricted cash	349,974	311,550
Cash and cash equivalent	1,414,260	1,008,483
	4,732,475	4,149,248
Assets classified as held-for-sale	18,546	26,704
Total current assets	4,751,021	4,175,952
TOTAL ASSETS	12,883,849	12,029,966

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 4,993,774,148 and 4,928,729,013 shares issued and outstanding at June 30, 2018 and March 31, 2018, respectively(2)	19,975	19,715
Share premium(2)	4,928,537	4,841,281
Reserves	143,017	143,990
Retained earnings	283,869	232,919
Equity attributable to owners of the Company	5,375,398	5,237,905
Perpetual subordinated convertible securities(3)	264,073	64,073
Non-controlling interests	1,975,285	1,487,050
Total equity	7,614,756	6,789,028
Non-current liabilities
Borrowings	1,532,739	1,740,722
Convertible bonds	410,819	407,074
Bonds payable	497,609	497,144
Medium-term notes	-	237,604
Deferred tax liabilities	15,245	15,554
Deferred government funding	268,777	285,665
Derivative financial instruments	2,833	-
Other financial liabilities	12,393	13,041
Other liabilities	126,339	124,249
Total non-current liabilities	2,866,754	3,321,053
Current liabilities
Trade and other payables	949,440	950,125
Contract liabilities	66,404	52,761
Borrowings	781,134	523,434
Medium-term notes	225,996	-
Deferred government funding	188,981	197,598
Accrued liabilities	136,677	137,284
Derivative financial instruments	2,541	11
Current tax liabilities	6,065	16,405
Other liabilities	45,101	42,267
Total current liabilities	2,402,339	1,919,885
Total liabilities	5,269,093	5,240,938
TOTAL EQUITY AND LIABILITIES	12,883,849	12,029,966

Note:

(1)

As the adoption of IFRS 9 and IFRS 15, the comparative figure as of March 31, 2018 in the Condensed Consolidated Statement of Financial Position has been revised to conform the current period’s presentation.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US$ thousands)

(2)

On June 29, 2018, pursuant to the share subscription agreement between the Company, Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang HK”), the Company allotted and issued 61,526,473 shares of the Company, representing approximately 1.23% of the issued share capital of the Company as enlarged by the issue of the shares, at the price of HK$10.65 per share. The proceeds of the placing are approximately HK$655.3 million (approximately US$83.5 million).

(3)

On June 29, 2018, pursuant to the perpetual subordinated convertible securities (the “PSCS”) subscription agreement between the Company, Datang and Datang HK, the Company completed the issue of the PSCS in the principal amount of US$200.0 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 122,118,935 shares of the Company.

Semiconductor Manufacturing International Corporation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In US$ thousands)

	For the three months ended
	June 30, 2018	March 31, 2018
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	31,665	27,080
Depreciation and amortization	267,528	268,516
Share of loss (gain) of investment accounted for using equity method	1,905	(3,343)
Increase in working capital and others	(190,367)	(197,569)
Net cash from operating activities	110,731	94,684

Cash flow from investing activities:
Payments to acquire financial assets at fair value through profit or loss	(41,434)	(136,617)
Proceeds from sale of financial assets at fair value through profit or loss	129,191	50,696
Payments to acquire financial assets at amortised cost	(1,605,503)	(1,241,637)
Proceeds from sale of financial assets at amortised cost	1,492,470	735,000
Payments for property, plant and equipment	(534,454)	(370,924)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	13,925	10,738
Payments for intangible assets	(408)	(4,827)
Proceeds from release of restricted cash relating to investing activities	-	4,802
Net cash outflow for deconsolidation of subsidiaries	(5,549)	-
Payment to acquire joint ventures and associates	(96,928)	(15,790)
Proceeds from disposal of joint ventures	-	4,847
Distributions received from associates	761	-
Net cash used in investing activities	(647,929)	(963,712)

Cash flow from financing activities:
Proceeds from borrowings	245,361	152,582
Repayment of borrowings	(95,418)	(144,745)
Proceeds from issuance of shares	83,502	-
Proceeds from issuance of perpetual subordinated convertible securities	200,000	-
Distribution paid to perpetual subordinated convertible securities holders	(650)	-
Proceeds from exercise of employee stock options	1,729	1,653
Proceeds from non-controlling interests – capital contribution(2)	523,950	-
Net cash from financing activities	958,474	9,490

Effects of exchange rate changes on the balance of cash held in foreign currencies	(15,499)	29,721

Net increase (decrease) in cash and cash equivalent	405,777	(829,817)
Cash and cash equivalent, beginning of period	1,008,483	1,838,300

Cash and cash equivalent, end of period	1,414,260	1,008,483

Note:

(1)

As the adoption of IFRS 9 and IFRS 15, the comparative figure for the three months ended March 31, 2018 in the Condensed Consolidated Statement of Cash Flows has been revised to conform the current period’s presentation.

(2)

In 2Q18, the Group received a capital contribution of US$524.0 million into the capital of the subsidiary, Semiconductor Manufacturing South China Corporation, from non-controlling interests shareholders.

By order of the Board

Semiconductor Manufacturing International Corporation

Dr. Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, August 9, 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

*	For identification purposes only